FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

04045761

18 October, 2004

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Release published by the Company on 15 October, 2004.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

dw 10/27

OP BANK GROUP CENTRAL CO-OPERATIVE INCREASES HOLDING IN KCI KONECRANES PLC

This is a notice under Chapter 2, Section 10 of the Finnish Securities Market Act.

OP Bank Group Central Co-operative (Business ID 0242522-1) notified on October 15, 2004 KCI Konecranes Plc, that the aggregate holding by its subsidiaries and affiliated companies has exceeded 5 % of the shares and voting rights of KCI Konecranes Plc.

OP Bank Group Central Co-operative holds a total of 724,880 shares, which corresponds to 5,07 percent of the paid up share capital and voting rights of KCI Konecranes Plc.

KCI Konecranes has only one class of shares. Each share is entitled to one vote. The share capital is 28,617,260 EUR and the total number of shares is 14,308,630.

The holdings of the shares and voting rights are distributed between the group companies as follows:

	Number of shares	% of total shares and voting rights
OKO Bank Business ID 0199920-7	10 000	0,07
Osuuspankkiryhmän Kyösti Haatajan säätiö Business ID 0116778-5	500	0,00
Osuuspankkiryhmän Tutkimussäätiö Business ID 0215251-8	8 400	0,06
OP Fund Management Compeny's mutual funds Business ID 0743962-2		
Op-Delta -mutual fund	404 200	2,82
Op-Focus - mutual fund	84 700	0,59
Op-Pirkka - mutual fund	40 750	0,28
Op-Suomi Kasvu - mutual fund	138 500	0,97
Op-Tuotto - mutual fund	37 830	0,26
TOTAL	724 880	5,07

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Franciska Janzon, IR Manager, phone +358-40 746 8381

DISTRIBUTION
Helsinki Exchanges
Media